DC
No Act
P.E. 1-12-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07047200

March 7, 2007

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3-7-2007

Re: International Paper Company
Incoming letter dated January 12, 2007

Dear Mr. Mueller:

This is in response to your letter dated January 12, 2007 concerning the shareholder proposal submitted to International Paper by the International Brotherhood of Teamsters General Fund. We also have received a letter from the proponent dated February 5, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

MAR 1 5 2007

Sincerely,

David Lynn
Chief Counsel

PROCESSED
APR 0 2 2007
THOMSON
FINANCIAL

Enclosures

cc: C. Thomas Keegel
General Secretary – Treasurer
International Brotherhood of Teamsters General Fund
25 Louisiana Avenue, NW
Washington, DC 20001

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

January 12, 2007

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 42186-00129

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal of International Brotherhood of Teamsters*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, International Paper Company ("International Paper"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Shareholders Meeting (collectively, the "2007 Proxy Materials") a shareholder proposal and a statement in support thereof (the "Proposal") received from the International Brotherhood of Teamsters (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before International Paper files its definitive 2007 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of International Paper pursuant to Rule 14a-8(k).

On behalf of our client, we hereby respectfully request that Staff concur in our view that the Proposal may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(10) because International Paper has substantially implemented the Proposal.

THE PROPOSAL

The Proposal states:

> "RESOLVED: The shareholders of International Paper Company ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of Board seats."

While not part of the Proposal, the supporting statement includes the following commentary with respect to the "holdover" provisions under New York corporate law, discussed further below, which is the state in which International Paper is incorporated:

> The establishment of a meaningful majority vote policy requires adoption of a majority vote standard in the Company's governance documents, not the retention of the plurality vote standard. A majority vote standard combined with the Company's current post-election director resignation policy provides the Board a framework to address the status of director nominees who fail to be elected. The combination of a majority vote standard with a post-election policy establishes a meaningful right for shareholders to elect directors, while reserving for the Board an important post-election role in determining the continued status of an unelected director.

A copy of the Proposal and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(10) Because International Paper Has Substantially Implemented the Proposal.

A. International Paper's Majority Voting By-Law

International Paper's Board of Directors amended its By-Laws on October 10, 2006 (the "Majority Voting By-Law") to provide as follows:

> In any non-contested election of directors, any director nominee who receives a greater number of votes 'withheld' from his or her election than votes 'for' his or her election, of the votes cast by ballot or by proxy by the holders of the Common Stock at such election, shall immediately tender his or her resignation, and the Board of Directors will decide, through a process managed by the Governance Committee and excluding the nominee in question, whether to accept the resignation at its next regularly scheduled Board meeting. Unless the Board determines in its judgment that it is in the best interests of the Company for the director to remain on the Board, the Board shall accept the resignation. The Board's explanation of its decision shall be disclosed on Form 8-K filed with the Securities and Exchange Commission.

A copy of International Paper's By-Laws, including the Majority Voting By-Law, is attached hereto as Exhibit B.

The Proposal asks that International Paper "initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of Board seats." As stated above, International Paper has (1) amended its By-Laws,[1] (2) to provide that directors who do not receive a majority vote must tender their resignation, (3) except in contested elections. For the reasons discussed below, we believe that International Paper's Majority Voting By-Law compares favorably with the policies, practices and procedures sought under the Proposal, and therefore that the Proposal is excludable under Rule 14a-8(i)(10).

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[1] The Proponent fails to acknowledge that International Paper acted by amending its By-Laws. Instead, the Proposal states that International Paper established a "policy." We ask the Staff to concur that International Paper may exclude this statement pursuant to Rule 14a-8(i)(3) because it is false and misleading.

B. The "Substantially Implements" Standard under Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 12598 (July 7, 1976). The Commission has refined Rule 14a-8(i)(10) over the years. In the 1983 amendments to the proxy rules, the Commission indicated:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application for the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose. *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 20091, at § II.E.6 (August 16, 1983) (the "1983 Release").

The 1998 amendments to the proxy rules, which (among other things) implemented the current Rule 14a-8(i)(10), reaffirmed this position.[2] Consequently, as noted in the 1983 Release, in order to be excludable under Rule 14a-8(i)(10), a shareholder proposal need only be "substantially implemented," not "fully effected." Thus, by definition, the "substantially implements" standard means that a company need not implement a proposal in exactly the manner set forth in a proposal. Applying this standard, the Staff has stated "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991) (involving a proposal requesting the company to adopt a set of environmental guidelines which involve implementing operational and managerial programs as well as making provision for periodic assessment and review).

Precedent under Rule 14a-8(i)(10) confirms that the standard for determining whether a proposal has been "substantially implemented" is not dependent on the means by which implementation is achieved. For example, when it initially adopted the predecessor of

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[2] *See Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998) (the "1998 Release").

Rule 14a-8(i)(10), the Commission specifically determined not to require that a proposal had to be implemented "by action of management," observing, "it was brought to the attention of the Commission by several commentators that mootness can be caused for reasons other than the actions of management, such as statutory enactments, court decisions, business changes and supervening corporate events."[3] Rule 14a-8(i)(10)'s focus on the end result, not on the process, was recently highlighted in *Intel Corp.* (avail. Feb. 14, 2005). In *Intel*, the company had received a proposal asking that it "establish a policy" of expensing all future stock options. The company argued that the proposal had been substantially implemented through FASB's approval of Statement 123(R), and the staff concurred that the new accounting rule had substantially implemented the proposal. *See also Eastman Kodak Co.* (avail. Feb. 1, 1991) (proposal requesting that the company disclose certain environmental compliance information substantially implemented by company representation that it complies fully with Item 103 of Regulation S-K, which requires disclosure of substantially similar information); *The Coca-Cola Co.* (avail. Feb. 24, 1988) (proposal that the company not make new investments in South Africa was substantially implemented by enactment of a federal statute prohibiting new investment in South Africa).

Thus, under Rule 14a-8(i)(10), the Staff does not evaluate whether a company has implemented a proposal in the manner preferred by the proponent, but instead the Staff evaluates whether the relevant policies, practices and procedures of the company "compare favorably" with what would be achieved under the proposal. For example, in *General Motors Corp. (Seidenberg)* (avail. Mar. 4, 1996), a proponent had submitted a proposal that "a policy of secret balloting be implemented for all votes of the stockowners, such policy to be amendable only by a majority vote of stockowners." General Motors demonstrated to the Staff that the company had a long-standing policy, stated in each year's proxy statement, providing for secret balloting and argued that this policy substantially implemented the "essential objective" of the proposal, even though the policy could be amended other than by a majority vote of stockowners. Notably, the company observed:

> [T]he Staff has not required that a registrant implement the action requested exactly in all details but has been willing to issue no-action letters under paragraph (c)(10) in situations where the essential objective of the proposal had been satisfied. (citations omitted) If the mootness requirement of paragraph

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[3] *Adoption of Amendments Relating to Proposals by Security Holders*, Exchange Act Release No. 12999 (November 22, 1976). Although the Commission, when it adopted existing Rule 14a-8(i)(10), revised the language of the rule to use plain English instead of a passive voice, it did not at that time indicate that it intended to change this aspect of the Rule, 1998 Release, *supra* note 2, at n.30, a point that was recently confirmed in the *Intel* letter cited in the text above.

> (c)(10) were applied too strictly, the intention of paragraph (c)(10) – permitting exclusion of 'substantially implemented' proposals – could be evaded merely by including some element in the proposal that differs from the registrant's policies or practice.

Based on these arguments, the Staff concurred that General Motors could exclude the proposal. *See also Intel Corp.* (avail. Mar. 11, 2003) (concurring that a proposal requesting that Intel's board submit to a shareholder vote all equity compensation plans and amendments to add shares to those plans that would result in material potential dilution was substantially implemented by a board policy requiring a shareholder vote on most, but not all, forms of company stock plans).

C. Analyzing the International Paper Majority Voting By-Law under Applicable State Law and Rule 14a-8(i)(10) Precedent Demonstrates that International Paper Has "Substantially Implemented" the Proposal

The Majority Voting By-Law adopted by International Paper utilizes a majority vote standard,[4] gives significance to any failure of a director nominee to receive a majority affirmative vote for his or her election by requiring the director to tender his or her resignation, and provides for a post-election role for the Board in determining the nominee's status. As noted above, the supporting statement states, "The combination of a majority vote standard with a post-election policy establishes a meaningful right for shareholders to elect directors, while reserving for the Board an important post-election role in determining the continued status of an unelected director." We believe that International Paper's Majority Voting By-Law provision, which uses a post-election process set forth in the By-Laws, likewise establishes a meaningful right for shareholders in the election of directors, while reserving for the Board an important post-election role in determining the continued status of a director who did not receive a majority vote, and therefore substantially implements the Proposal.

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[4] Although phrased differently, the voting standard under the Proposal and under International Paper's Majority Voting By-Law are the same: a majority of the votes cast. In the Proposal, this is phrased as "the affirmative vote of the majority of votes cast at an annual meeting of shareholders." In International Paper's Majority Voting By-Law, this is phrased as affecting "any director nominee who receives a greater number of votes 'withheld' from his or her election than votes 'for' such election."

1. International Paper's Majority Voting By-Law Fulfills the Same Process and Result as the Proposal

The supporting statement asserts that the Proposal should be implemented by requiring that nominees receive a majority of the votes cast in order to be elected (referred to herein as a "Majority Election Provision"). Under International Paper's Majority Voting By-Law, if a director fails to win a majority of affirmative votes for his or her election, the director is elected to the Board but must immediately tender his or her resignation from the Board, and the Board will decide whether to accept the resignation at its next regularly scheduled Board meeting. Unless the Board determines that it is in the best interest of International Paper for the director to remain on the Board, the Board shall accept the resignation and publicly disclose its reasoning. Thus, International Paper's Majority Vote By-Law gives effect to the vote of shareholders by putting in place a process that operates if a nominee fails to receive the affirmative vote of a majority of votes cast.

Although International Paper's Majority Voting By-Law operates differently than the process preferred by the Proponent – a Majority Election Provision – we believe that it substantially implements the Proposal for purposes of Rule 14a-8(i)(10) because the processes and procedures under the Majority Voting By-Law "compare favorably" to those addressed in the Proposal. The Majority Voting By-Law adopted by International Paper utilizes the same post-election process addressed in the Proposal's supporting statement and accordingly follows comparable procedures to those that would apply if the Proposal were implemented in the manner advocated by the Proponent. The only time that the processes vary under the Majority Voting By-Law and the Majority Election Provision is in the relatively unusual case of a director nominee who is not already serving as a director. However, as discussed below, even in this situation the Majority Voting By-Law (1) uses the same procedures that it and the process advocated by the Proponent apply with respect to incumbent nominees, and (2) after completion of the process provided under the Majority Voting By-Law, provides for the same type of interplay between the vote of stockholders and the post-election role of the Board as addressed in the supporting statement.

To illustrate our conclusion, we will explain the "hold-over director" issue that arises under a Majority Election Provision and then compare the outcomes under International Paper's Majority Voting By-Law and under a Majority Election Provision with respect to each of the possible scenarios facing a director nominee in an election of directors.

2. The Hold-Over Issue When Majority Voting Is Implemented In the Manner Requested by the Proposal

Under New York law and under International Paper's Certificate of Incorporation and By-Laws, directors who serve on the board ("incumbent directors") hold office for their full term and thereafter until their successors are duly elected and qualified. *See* New York Business

Corporation Law § 703(b) ("[e]ach director shall hold office until the expiration of the term for which he is elected, and until his successor has been elected and qualified."). As a result, if a company implements a Majority Election Provision and an incumbent director who is nominated for re-election does not receive the affirmative vote of a majority of the votes cast, the incumbent director nonetheless continues to serve as a director under New York law. In that situation, the director is generally referred to as a "hold-over" director. A hold-over director continues to have the same fiduciary duties, voting rights and powers as an elected director until his or her successor is duly elected and qualified. In such situation, the Board can either (1) call a special election of directors, where the Board presumably will name a different nominee for the seat held by the hold-over director, or (2) do nothing, in which case the hold-over director shall remain a director until the end of his or her term. Thus, it is important to note that if a company has implemented majority voting in the manner preferred by the Proponent, that action does not address the fact that an incumbent director will continue to serve even if not re-elected by the vote of shareholders.

Likewise, if a company adopts majority voting in the manner preferred by the Proponent and an individual nominated to fill a vacancy on the Board does not receive an affirmative vote of a majority of the votes cast by shareholders, the nominee may nonetheless be elected to the Board by the other directors. This is because a Majority Election Provision addresses only the standard by which shareholders may elect directors, and does not seek to change the role of the board of directors in electing persons to serve as directors. If there is a vacancy on the board, regardless of whether it is because the shareholders have not elected a director to fill a position or for other any reasons, the Board may elect a person to fill the vacancy. *See* New York Business Corporation Law § 705(a) ("Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the board for any reason . . . may be filled by vote of the board.").[5] In this situation, New York law provides that the director selected by the Board is an "elected director." *See* New York Business Corporation Law § 705(c) ("A director elected to fill a vacancy, unless elected by the shareholders, shall hold office until the next meeting of shareholders at which the election of directors is in the regular order of business, and until his successor has been elected and qualified."). As with a hold-over director, a director elected by the Board to fill a vacancy has the same fiduciary duties, voting rights and powers as a director elected by the shareholders until his or her successor is duly elected and qualified.

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[5] New York law has a limited exception to this provision applicable only when a director is removed from the board without cause. Removal without cause can be effected only by a vote of the shareholders, and unless the company's certificate of incorporation or by-laws provide otherwise, the resulting vacancy in that circumstance may be filled only by the shareholders.

3. International Paper's Majority Voting By-Law

A comparison of the processes and procedures followed under a Majority Election Provision and those followed under International Paper's Majority Voting By-Law in a variety of election situations is discussed below.

- *Incumbent Nominees who Fail to Receive a Majority of Votes Cast*

In most situations, director nominees who are proposed by a company's nominating committee are already incumbent directors.[6] If a company implements a Majority Election Provision, as preferred by the Proponent, and an incumbent director does not receive the affirmative vote of a majority of the votes cast, the incumbent director nominee would continue to serve as a director until the next election of directors (either at the next annual meeting or at a special meeting of shareholders) due to the hold-over provision under New York law, as discussed in part I.C.2. above. In this situation, the vote of the shareholders alone does not determine who actually serves as a director of International Paper; the hold-over director continues to serve unless the Board acts affirmatively to call a special meeting of shareholders.

In contrast, under International Paper's Majority Voting By-Law, if an incumbent director nominee does not receive a majority vote of the shares cast, he or she must immediately tender his or her resignation for consideration by the Board, which would accept the resignation unless the Board determines that it is in the company's best interests for the director to remain on the Board. If the Board accepted the resignation, then the director would no longer serve on the Board. If the Board rejected the resignation, the result would be the same as one of the outcomes possible under a Majority Election Provision: the director would continue to serve until the next election of directors.

In this situation, the result obtained under International Paper's Majority Voting By-Law can be more effective than the Proponent's procedure in giving shareholders a meaningful role in determining who serves as a director of International Paper because International Paper's Majority Voting By-Law forces the Board to respond to the vote of the shareholders. In contrast, under a Majority Election Provision, the director continues to serve unless either (1) the Majority Election Provision is combined with the same sort of post-election resignation procedure that is contained in International Paper's Majority Voting By-Law, or (2) the Board otherwise acts to call a special meeting of stockholders for the election of directors. Indeed, in no case where an incumbent director receives less than the affirmative vote of a majority of the votes cast, would

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[6] This is because they were previously elected by shareholders or by the board to fill a vacancy.

International Paper's Majority Voting By-Law be any less effective in implementing the essential objective of the Proposal.

In its supporting statement, the Proponent points to a past election where thirty percent (30%) of the shareholders withheld their support at for a certain incumbent director and posits that "even if 70 percent of shareholders had withheld support" the director "would still have been elected under the current system." The Proponent's hypothetical, however, highlights the similarities between International Paper's and the Proponent's approaches and demonstrates that the Proposal has been substantially implemented. As discussed above, if the Company had adopted a Majority Election Provision, the Proponent's hypothetical incumbent director receiving only thirty percent support for his election would remain a director until his successor is duly qualified and elected. Conversely, under International Paper's Majority Voting By-Law, that hypothetical incumbent director receiving only thirty percent support for his election is required to tender his resignation immediately.

- *Non-Incumbent Nominees Who Fail to Win a Majority of Votes Cast*

In the far less common situation of a director nominee who is not an incumbent director, the procedures under International Paper's Majority Voting By-Law compare favorably with the result under a Majority Election Provision. Under the Proponent's procedure, a non-incumbent nominee would not be elected as a director if he or she failed to receive an affirmative vote of a majority of the votes cast. If this results in a vacancy on the Board, a majority of remaining directors would meet to determine what action to take and could even decide to fill the vacancy by electing the very nominee to serve as a director.[7]

To the same effect, under International Paper's Majority Voting By-Law, the new nominee would become a director but would be required to immediately tender his or her resignation, which the Board would accept unless it determines through a process managed by the Governance Committee and excluding the nominee in question that it is in the best interests of International Paper for the director to remain on the Board. If the Board accepted the resignation, then the director would no longer serve on the Board. If the Board rejected the resignation due to its affirmative determination that it is in International Paper's best interests to do so, the nominee would continue to serve on the Board of Directors, just as he or she could do if, as permitted under a Majority Election Provision, the Board determined at its next regularly scheduled Board meeting to elect the nominee to serve as a director to fill the vacancy. Thus,

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[7] *See* New York Business Corporation Law § 705(c) ("A director elected to fill a vacancy, unless elected by the shareholders, shall hold office until the next meeting of shareholders at which the election of directors is in the regular order of business, and until his successor has been elected and qualified.").

under both the Proponent's procedure and International Paper's Majority Voting By-Law, when a non-incumbent nominee fails to receive a majority of the votes cast by shareholders, the nominee will not serve as a director beyond the next board meeting absent an affirmative determination by the Board.[8] Consequently, International Paper's Majority Voting Policy's "particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (available Mar. 28, 1991).

- *Director Nominees Who Receive a Majority of Votes Cast*

Of course, under both International Paper's Majority Voting By-Law and the Proponent's approach, if a director nominee, incumbent or non-incumbent, receives the affirmative vote of a majority of the votes cast, then the nominee will serve as a director without further issue.

The fact that International Paper's Majority Voting By-Law contains discretion for the Board to exercise its fiduciary duty and determine that a resignation is not in the best interests of International Paper does not undermine the applicability of Rule 14a-8(i)(10). The Staff has previously concurred that a proposal may be substantially implemented for purposes of Rule 14a-8(i)(10) even if the company's policies and procedures contain some exceptions or discretion. *See, e.g., Intel Corp.* (avail. Mar. 11, 2003) (concurring that a proposal requesting that Intel's board submit to a shareholder vote all equity compensation plans and amendments to add shares to those plans that would result in material potential dilution was substantially implemented by a board policy that excepted certain awards from the policy).

Likewise, the fact that the process under the Majority Voting By-Law follows a different timetable than might occur if the Proposal were implemented through the means preferred by the Proponent does not affect the availability of Rule 14a-8(i)(10). International Paper's Board of Directors holds eight regularly scheduled meetings per year, or approximately every six to eight weeks. Thus, under the Majority Voting By-Law, the status of a nominee will be determined within approximately 60 days after International Paper's annual meeting. (It should of course be noted that under the Proponent's procedure, there is no deadline by which the Board must act or not act. As a matter of New York Business Corporation Law, absent any action by the Board, the incumbent director who has not received a majority of affirmative votes for his or her election shall "hold-over" as a director until the next election of directors.)

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[8] Under either process, the Board could determine to name a different individual to serve as director or could determine to reduce the size of the Board to eliminate the vacancy.

4. Summary and Applicable Precedent

Under the Rule 14a-8(i)(10) precedent cited earlier, International Paper can substantially implement the Proposal in a manner other than that preferred by the Proponent even if the supporting statement had not had this language. *See, e.g., Intel Corp.* (avail. Feb. 14, 2005) (option expensing effected through an accounting rule change); *Archon Corp. (Rogers)* (avail. Mar. 10, 2003) (concurring that a proposal requesting a special election to fill a board vacancy had been substantially implemented when the board had exercised its authority to fill the board vacancy). On at least two prior occasions, the Staff has concurred that it is appropriate to look at the outcome of the governance process and not simply at the means used to reach that outcome in evaluating whether a company can exclude under Rule 14a-8(i)(10) a proposal that addresses the election of directors.

In *Archon Corp.* (avail. Mar. 10, 2003), the company had received a shareholder proposal stating, "RESOLVED: that the stockholders of Archon Corporation ('Company') urge the Board of Directors take the necessary steps, in compliance with state law, to provide for a special election in conjunction with the upcoming annual meeting to fill the vacate [sic] special director position on the Board of Directors representing the Preferred Stock." After receiving that proposal, the Archon Board of Directors elected a new director to fill the vacant position on the Board. In responding to the company's no-action letter, the Staff concurred that the proposal could be excluded under Rule 14a-8(i)(10) as having been substantially implemented, and in stating this conclusion the Staff noted in particular "that the vacancy has been filled."

Similarly, in *Nash-Finch Co.* (avail. Mar. 15, 1978), the proposal requested that the company nominate no fewer than two persons who were not current or former employees of the company to be directors. The company responded that the Board had named two such individuals as directors, and on that basis the Staff advised that it would not recommend any enforcement action if the company excluded the proposal from its proxy materials.

In each of the foregoing two letters, the proposal related to the selection of directors but also addressed the process by which board positions were filled. In *Archon* the proposal addressed calling a special election; in *Nash-Finch* the proposal addressed nominating director candidates. However, in both cases the company took an alternative approach to fill the board positions, and in both cases the Staff concurred that the proposal had been substantially implemented.

In fact, the Staff has on many occasions concurred that a proposal was substantially implemented although the timing of implementation might differ from what the proponent might have preferred. For example, in *General Motors Corp.* (avail. Mar. 14, 2005) the Staff concurred, despite the proponent's objections, that the company substantially implemented a shareholder proposal requesting that the company's board "adopt a policy that any future poison pill be redeemed or put to shareholder vote within 4-months after it is adopted." Specifically, the company's board adopted a policy that any such pill would be submitted for shareholder approval (but not necessarily repealed if not ratified) within twelve months of adoption. Similarly, in *Southwest Airlines Co.* (avail. Feb. 10, 2005), the Staff concurred, over the proponent's objections, that a company substantially implemented a shareholder proposal requesting that the company take steps to declassify the board "in the most expeditious manner possible" when the company's board of directors amended the By-Laws to phase-in annual director elections over two years. *See also General Motors* (avail. Mar. 4, 1996) (concurring that the company substantially implemented a shareholder proposal requesting adoption of a policy of secret balloting for all votes of shareholders that could be amended only by majority shareholder vote where the company had such a policy, even though it could be amended in various manners).

CONCLUSION

With International Paper's Majority Voting By-Law, the Company has favorably acted upon each element of the Proposal – it has codified the requirement that director nominees in non-contested elections who receive more withhold votes than for votes to tender their resignation immediately and the process for consideration by the Board. The By-Laws give shareholders a meaningful role in the director election process. The manner chosen by International Paper's Board of Directors to implement the Proposal merely addresses more comprehensively the consequences under each possible scenario when a nominee does not receive a majority of the votes cast. In those circumstances, under both the procedure preferred by the Proponent and under International Paper's Majority Voting By-Law, the nominee will not serve as a director unless the remaining directors affirmatively act to provide otherwise. Thus, International Paper's Majority Voting By-Law renders the Proposal moot.

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if International Paper excludes the Proposal from its 2007 Proxy Materials pursuant to Rule 14a-8(i)(10). We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at (202) 955-8671 or

Joseph R. Saab, International Paper's Compliance and Governance Counsel at (901) 419-4331.

Sincerely,

Ronald O. Mueller

Ronald O. Mueller

Enclosures

cc: Maura A. Smith, International Paper Company
Joseph R. Saab, International Paper Company
C. Thomas Keegel, International Brotherhood of Teamsters

100144294_4.DOC

EXHIBIT A

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

November 9, 2006

BY FAX: 901-214-1248
BY UPS NEXT DAY

Ms. Maura A. Smith
Corporate Secretary
International Paper Company
6400 Poplar Avenue
Memphis, TN 38197

Dear Ms. Smith:

I hereby submit the following resolution on behalf of the International Brotherhood of Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2007 Annual Meeting.

The General Fund has owned 84 shares of International Paper Company continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only Union delivery. If you have any questions about this proposal, please direct them to Noa Oren of the Capital Strategies Department, at (202) 624-8990.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/lm
Enclosures

RESOLVED: The shareholders of International Paper Company ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of Bboard seats.

SUPPORTING STATEMENT: To provide shareholders a meaningful role in director elections, our Company's director election vote standard should be changed to a majority vote standard. A majority vote standard requires that nominees receive a majority of the votes cast in order to be elected. The standard is well suited for director elections in which only Board nominated candidates are on the ballot. A majority vote standard in Board elections establishes a challenging vote standard for Board nominees and improve the performance of individual directors and entire boards. Our Company presently uses a plurality vote standard in all director elections. Under the plurality vote standard, nominees for the Board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from nominees.

In 2004, over 30 percent of shareholders withheld their vote from Mr. W. Craig McClelland, a significant vote of no confidence, yet even if 70 percent of shareholders had withheld support, Mr. McClelland would still have been elected under the current system.

In response to strong shareholder support for a majority vote standard in director elections, an increasing number of companies, including Intel, Dell, Motorola, Gannett, and Supervalu, have adopted a majority vote standard in company bylaws. Additionally, these companies have adopted bylaws or policies to address post-election issues related to the status of director nominees that fail to win election. Our Company has not established a majority vote standard in Company bylaws, opting only to establish a post-election director resignation policy on October 10, 2006.

The Company's director resignation policy simply addresses post-election issues, establishing a requirement for directors to tender their resignations for Board consideration should they receive more "withhold" votes than "for" votes. These resignations polices, coupled with continued use of a plurality vote standard, are an inadequate response to the call for adoption of a majority vote standard.

The establishment of a meaningful majority vote policy requires adoption of a majority vote standard in the Company's governance documents, not the retention of the plurality vote standard. A majority vote standard combined with the Company's current post-election director resignation policy provides the Board a framework to address the status of director nominees who fail to be elected. The combination of a majority vote standard with a post-election policy establishes a meaningful right for shareholders to elect directors, while reserving for the Board an important post-election role in determining the continued status of an unelected director.

We urge shareholders to vote **FOR** a majority vote standard.

Amalgamated Bank
America's Labor Bank

11/07/2006

Ms. Maura A. Smith
Corporate Secretary
International Paper Company
400 Atlantic Street
Stamford, C.T. 06921

Re: International Paper Company

Dear Ms. Smith,

Amalgamated Bank is the record owner of 84 shares of common stock (the "Shares") of International Paper Company, beneficially owned by the International Brotherhood of Teamsters General Fund. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account [redacted]. The International Brotherhood of Teamsters General Fund has held the shares continuously since 05/27/2005 and intends to hold the shares through the shareholders meeting.

If you have any questions or need anything further, please do not hesitate to call me at (212) 461-3749.

Very truly yours,

Niall J. Kenny
Vice President
Amalgamated Bank
11-15 Union Square
New York, NY 10003

NJK/ml

EXHIBIT B

By-Laws

of

International Paper Company

As Amended through October 10, 2006

INTERNATIONAL PAPER

BY–LAWS

OF

INTERNATIONAL PAPER COMPANY

ARTICLE I

STOCKHOLDERS' MEETINGS

SECTION 1. *Annual Meeting.* The annual meeting of the Stockholders of the Corporation for the election of Directors, and for the transaction of such other business as may come before the meeting, shall be held on such date and at such place within or without the State of New York as shall have been fixed by the Board of Directors on a timely basis.

SECTION 2. *Special Meetings.* Special meetings of the Stockholders, unless otherwise provided by statute, or by the Certificate of Incorporation or other certificate filed pursuant to law, at any time may be called or caused to be called by a majority of the Board of Directors or by the Chairman of the Board, or by the President. Special meetings shall be held at such place within or without the State of New York as is specified in the call thereof.

SECTION 3. *Notice of Meetings.* Unless otherwise required by statute, the notice of every meeting of the Stockholders shall be in writing and shall state the place, date and hour of the meeting. Notice of a special meeting shall also state the purpose or purposes for which the meeting is called. A copy of the notice of any meeting shall be given personally, electronically or by mail, not less than ten nor more than fifty days before the date of the meeting, to each Stockholder entitled to vote at the meeting and to each Stockholder who, by reason of any action proposed at such meeting, is entitled by law to notice thereof. If mailed, it shall be directed to a Stockholder at his address as it appears on the record of Stockholders or, if he shall have filed with the Secretary of the Corporation a written request that notices to him be mailed to some other address, then directed to him at such other address. If transmitted electronically, such notice is given when directed to the Shareholder's electronic mail address as supplied by the Shareholder to the Secretary of the Corporation or as otherwise directed pursuant to the Shareholder's authorization or instructions.

SECTION 4. *Quorum. Proxies. Voting.* Except as otherwise provided by law or by the Certificate of Incorporation or other certificate filed pursuant to law, at any meeting of the Stockholders there must be present in person or by proxy the holders of record of stock representing at least one–third of the number of votes entitled to be cast upon any question to be considered at the meeting in order to constitute a quorum for the determination of such question, but a less interest may adjourn the meeting from time to time without notice other than announcement at the meeting until a quorum be present, and thereupon any business may be transacted at the adjourned meeting which might have been transacted at the meeting as originally called. Except as otherwise provided by law or by the Certificate of Incorporation or other certificate filed pursuant to law or by the By–Laws of the Corporation, a majority vote of a quorum at a meeting shall decide any question brought before such meeting. Every holder of record of stock of a class entitled to vote at a meeting shall be entitled to one vote for every share of such stock standing in his name on the books of the Corporation, and may vote either in person or by proxy.

SECTION 5. *Presiding Officer and Secretary.* At all meetings of the Stockholders the Chairman of the Board, or in his absence the President, or in his absence a Vice Chairman of the Board or a Vice President designated by the Board of Directors, or if none be present, the appointee of the meeting, shall preside. The Secretary of the Corporation, or in his absence an Assistant Secretary, or if none be present, the appointee of the Presiding Officer of the meeting, shall act as Secretary of the meeting.

SECTION 6. *Inspectors.* At each meeting of Stockholders at which Directors are to be elected the Presiding Officer shall appoint two Inspectors of Election who shall perform the duties required by the statute at that meeting and any adjournment thereof. If any Inspector shall refuse to serve, or neglect to attend at the election or his office becomes vacant, the Presiding Officer shall appoint an Inspector in his place.

The Presiding Officer of any meeting may also appoint, at such meeting, two Inspectors with authority to count and report upon the votes cast at such meeting upon such questions (other than the election of Directors) as may be voted upon by ballot.

Inspectors shall be sworn.

SECTION 7. *Stockholders' Meetings.* No business may be transacted at an annual meeting of Stockholders of the Corporation, other than business that is either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors or any duly authorized committee thereof, (b) otherwise properly brought before the annual meeting by or at the direction of the Board of Directors or any duly authorized committee thereof or (c) otherwise properly brought before the annual meeting by any Stockholder of the Corporation (i) who is a Stockholder of record on the date of the giving of the notice provided for in this Section and on the record date for the determination of Stockholders entitled to vote at such annual meeting and (ii) who complies with the notice procedures set forth in this Section.

Business shall be brought before the annual meeting by any Stockholder of the Corporation by notice in writing delivered or mailed by first class United States mail, postage prepaid, to the Secretary of the Corporation at the principal executive offices of the Corporation, and received by such person not less than ninety (90) days nor more than one-hundred twenty (120) days prior to any meeting of the Stockholders.

At Stockholder's notice to the Secretary shall set forth as to each matter such Stockholder proposes to bring before the meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and record address of such Stockholder, (iii) the number of shares of stock of the Corporation which are owned beneficially or of record by such Stockholder, (iv) a description of all arrangements or understandings between such Stockholder and any other person or persons (including their names) in connection with the proposal of such business by such Stockholder and any material interest of such Stockholder in such business and (v) a representation that such Stockholder intends to appear in person or by proxy at the meeting to bring such business before the meeting.

No business shall be conducted at the annual meeting of Stockholders except business brought before the annual meeting in accordance with the procedures set forth in this Section, provided, however, that once business has been properly brought before the annual meeting in accordance with such procedures, nothing in this Section shall be deemed to preclude discussion by any Stockholder of any such business. The Presiding Officer of the meeting may, if the facts warrant, determine and declare to the meeting that business was not properly brought before the annual meeting in accordance with the foregoing procedure, and if such person should so determine, he or she shall so declare to the meeting and such business shall not be transacted.

Nothing in this Section 7 shall be deemed to affect any rights of shareholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act and to put before such meeting any proposals so included in the Corporation's proxy statement at his or her request.

For purposes of this Section 7 and Article II, Section 9, "public disclosure" shall mean disclosure in a communication sent by first class mail to Stockholders, in a press release reported by the Dow Jones News Service, Reuters Information Services, Inc., Associated Press or comparable national news service or in a document filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

ARTICLE II

BOARD OF DIRECTORS

SECTION 1. *Number. Election. Vacancies. Term of Office.* Within the limits provided by the Corporation's Certificate of Incorporation or other certificate filed pursuant to law, the Board of Directors shall determine from time to time the number of Directors who shall constitute the entire Board of Directors. Any such determination made by the Board of Directors shall continue in effect unless and until changed by the Board of Directors, but no such changes shall affect the term of any Director then in office and, in case any of the Directors then in office shall have been elected by holders of the Cumulative $4 Preferred Stock in accordance with the provisions of the Certificate of the Corporation filed May 31, 1946 pursuant to Section Thirty-six of the Stock Corporation law (hereafter in this Section 1 referred to as the "Certificate filed May 31, 1946"), no increase in the number of Directors then in office shall be made which would reduce the number of Directors then in office elected as aforesaid to less than one-third (or the nearest whole number thereto) of the total number of Directors then in office. The Board of Directors shall from time to time make such determinations pursuant to this Section 1 as shall be necessary or appropriate in order to ensure that, under any circumstances, the holders of each series of the Serial Preferred Stock shall be able, giving effect to all applicable provisions of the Corporation's Certificate of Incorporation, and of these By-Laws (including, without limitation, the preceding sentence), duly and effectively to exercise any exclusive right conferred upon them by the Certificate of Incorporation or any certificate filed pursuant to law to elect Directors of the Corporation.

Except as otherwise provided in the Certificate of Incorporation or other certificate filed pursuant to law, at each annual meeting of the Stockholders, the successors to the class of Directors whose terms shall then expire, up to the number determined in accordance with the foregoing provisions and with the provisions of the Certificate of Incorporation or other certificate filed pursuant to law, in a contested election, shall be elected by ballot or by proxy by the holders of the Common Stock by a plurality of the votes cast at such election.

In any non-contested election of directors, any director nominee who receives a greater number of votes "withheld" from his or her election than votes "for" his or her election, of the votes cast by ballot or by proxy by the holders of the Common Stock at such election, shall immediately tender his or her resignation, and the Board of Directors will decide, through a process managed by the Governance Committee and excluding the nominee in question, whether to accept the resignation at its next regularly scheduled Board meeting. Unless the Board determines in its judgment that it is in the best interests of the Company for the director to remain on the Board, the Board shall accept the resignation. The Board's explanation of its decision shall be disclosed on Form 8-K filed with the Securities and Exchange Commission.

Except as otherwise provided by law or in the Certificate of Incorporation or other certificate filed pursuant to law and except as otherwise provided in this paragraph, any vacancy in the Board occurring during the year, occurring as a result of an increase in the number of Directors who shall constitute the Board or any other vacancy, may be filled only by the vote of the Board provided that a quorum is then in office and present, or by a majority of the Directors then in office, if less than a quorum is then in office or by a sole remaining Director. Any vacancy in the Board occurring during the year with respect to Directors who may have been elected by holders of the Cumulative $4 Preferred Stock in accordance with the provisions of the Certificate filed May 31, 1946 may only be filled by the holders of the Cumulative $4 Preferred Stock at a special meeting of such holders in the same manner as at an annual meeting.

Except as otherwise provided by statute, or in the Certificate of Incorporation or other certificate filed pursuant to law, the term of office of each Director heretofore or hereafter elected shall be from the time of his election and qualification until the third annual meeting next following his election and until his successor shall have been duly elected and shall have qualified.

Directors need not be Stockholders.

SECTION 2. *Resignations.* Any Director may resign his office at any time by delivering his resignation in writing to the Corporation, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

SECTION 3. *Method of Electing Entirely New Board.* In case the entire Board of Directors shall die or resign, any Stockholder may call a special meeting in the same manner that the Chairman of the Board may call such meeting, and Directors for the unexpired terms may be elected at any such special meeting in the manner provided for their election at annual meetings.

SECTION 4. *Powers.* Except as provided by law, or by the Certificate of Incorporation or other certificate of the Corporation filed pursuant to law, or by these By–Laws, the powers, business and affairs of the Corporation shall be exercised and managed by the Board of Directors.

SECTION 5. *Meetings.* Regular meetings of the Board of Directors shall be held at such regular intervals and at such fixed time and place as from time to time may be determined by the Board, and no notice of such meetings shall be required.

Special meetings of the Board of Directors shall be held whenever called by direction of the Chairman of the Board, or of a Vice Chairman of the Board, or of the President, or of any two of the Directors for the time being in office.

The Secretary shall give notice of each special meeting by mailing the same not later than the second day before the meeting, or personally or by telegraphing or telephoning the same not later than the day before the meeting, to each Director, but such notice may be waived by any Director. The Chairman of the Board, or in his absence, the President, or in his absence, a Vice Chairman (to be designated by the persons present at the meeting in the event of more than one Vice Chairman being present) shall preside at all meetings of the Board of Directors. If all of the aforesaid officers be absent or decline to act, the persons present may choose one of their number to act as chairman of the meeting.

At the first meeting held after the annual meeting of Stockholders, the Board of Directors shall elect the Executive Officers of the Corporation, each of whom shall hold his office until the next annual election of Officers and until another is elected and qualified in his stead, unless sooner removed.

Any Director may vote or act on behalf of the Corporation in contracting with any other company, notwithstanding he may be an Officer, Director or Stockholder therein.

Any one or more members of the Board of Directors or any Committee thereof may participate in a meeting of the Board of Directors of such Committee by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

SECTION 6. *Quorum.* One–third of the total number of Directors determined pursuant to Section 1 of this Article as constituting the Board of Directors shall constitute a quorum for the transaction of business, but if there shall be less than a quorum at any meeting of the Board, a majority of those present (or if only one be present, then that one) may adjourn the meeting from time to time and the meeting may be held as adjourned without further notice.

SECTION 7. *Committees.* The Board of Directors may appoint an Executive Committee and such other committee or committees as they may determine. Such committee or committees shall have such powers as shall be specified by resolution of the Board of Directors. The Executive Committee, so far as permitted by law, may be vested with all of the powers of the Board of Directors when the Board of Directors is not in session. One–third of the total number of Directors appointed to a Committee shall constitute a quorum for the transaction of business.

SECTION 8. *Compensation of Directors.* Directors shall be entitled to reasonable compensation for their services. They may be paid a fixed salary and may also receive a fee for attendance at any meeting of the Board of Directors or of any Committee of the Board. The amount of compensation shall be determined by resolution of the Board. Nothing herein contained shall preclude any Director from serving in any other capacity and receiving compensation therefor.

SECTION 9. *Nominations.* Nominations for election to the Board of Directors of the Corporation at a meeting of the Stockholders may be made (a) by the Board, or on behalf of the Board by any nominating committee appointed by the Board, or (b) by any Stockholder of the Corporation (i) who is a Stockholder of record on the date of the giving of the notice provided for in this Section and on the record date for the determination of Stockholders entitled to vote at such meeting and (ii) who complies with the notice procedures set forth in this Section.

Stockholder nominations shall be made by notice in writing delivered or mailed by first class United States mail, postage prepaid, to the Secretary of the Corporation at the principal executive offices of the Corporation, and received by such person not less than ninety (90) days nor more than one–hundred twenty (120) days prior to any meeting of the Stockholders called for the election of Directors.

Such notice shall set forth (a) as to each proposed nominee who is not an incumbent Director (i) the name, age, business address and residence address of each nominee proposed in such notice, (ii) the principal occupation or employment of each such nominee, (iii) the number of shares of stock of the Corporation which are beneficially owned by each such nominee, and (iv) any other information concerning the nominee that must be disclosed of nominees in proxy solicitations pursuant to Section 14 of the Securities Exchange Act of 1934, as amended from time to time (the "Exchange Act") and the rules and regulations promulgated thereunder and (b) as to the Stockholder giving the notice (i) the name and record address of such Stockholder, (ii) the number of shares of stock of the Corporation which are beneficially owned by such Stockholder, (iii) a description of all arrangements or understandings between such Stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such Stockholder, (iv) a representation that such Stockholder intends to appear in person or by proxy at the annual meeting to nominate the persons named in its notice and (v) any other information relating to such Stockholder that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice shall be accompanied by the written consent of each proposed nominee to serve as a Director of the Corporation. No person shall be eligible for election as a Director of the Corporation unless nominated in accordance with the procedures set forth herein.

The Presiding Officer of the meeting may, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedure, and if such person should so determine, he or she shall so declare to the meeting and the defective nomination shall be disregarded.

ARTICLE III

OFFICERS AND AGENTS

SECTION 1. *General.* The Elected Officers of the Corporation shall be elected by the Board of Directors. The Elected Officers of the Corporation may include a Chief Executive Officer, a President, one or more Executive Vice Presidents, Senior Vice Presidents, and Vice Presidents, a Treasurer, a Secretary and such other Elected Officers as may be deemed necessary or desirable. Any two or more such offices may be held by the same person, except the offices of President and Secretary.

The Board of Directors, at any time and from time to time, may appoint or authorize the Chief Executive Officer, to appoint one or more Vice Presidents, a Controller, an Auditor, a Chief Tax Officer, one or more Assistant Treasurers and one or more Assistant Secretaries, and such other Officers or agents as may be deemed necessary or desirable, and may prescribe or authorize the Chief Executive Officer to prescribe the powers and duties of each, and fill any vacancy which may occur in any such office.

All Elected Officers shall be subject to removal at any time by the affirmative vote of a majority of the whole Board of Directors. All other Officers, and all heads of departments, managers, assistant managers, agents and employees of the Corporation, may be removed at any time, by vote of the Board of Directors, or by the Officer appointing them, or by any other superior Officers or any Committee thereunto authorized by the Board.

SECTION 2. *Chairman of the Board.* The Chairman of the Board shall preside at all meetings of the Stockholders and of the Board of Directors. He shall have such other powers and perform such other duties as may, from time to time, be specified by the Board of Directors.

SECTION 3. *Vice Chairman of the Board.* A Vice Chairman of the Board, in the absence of the Chairman of the Board and the President, shall preside at meetings of the Stockholders and of the Board of Directors. He shall have such other powers and perform such other duties as may, from time to time, be specified by the Board of Directors or by the chief executive officer of the Corporation. He shall be subject to the control of the Board of Directors and to the powers of the chief executive officer of the Corporation.

SECTION 4. *President.* The President, in the absence of the Chairman of the Board, shall preside at meetings of the Stockholders and of the Board of Directors. He shall have such other powers and perform such other duties as may, from time to time, be specified by the Board of Directors or by the the chief executive officer of the Corporation. He shall be subject to the control of the Board of Directors and to the powers of the chief executive officer of the Corporation.

SECTION 5. *Chief Executive Officer.* The chief executive officer shall have general charge of the business of the Corporation and the power to formulate all plans and policies in connection therewith, subject to the control of the Board of Directors. He shall keep the Board of Directors fully informed and shall freely consult with the Board concerning the business of the Corporation. He shall have such other powers and perform such other duties as may, from time to time, be specified by the Board of Directors.

SECTION 6. *Vice Presidents.* Any Vice President shall have such powers and perform such duties as may, from time to time, be specified by the Board of Directors or by the chief executive officer of the Corporation.

SECTION 7. *Treasurer.* The Treasurer shall have the care and custody of the funds and securities of the Corporation and shall have such powers and perform such duties as are incident to the office of Treasurer, or as may, from time to time, be specified by the Board of Directors or by the chief executive officer of the Corporation. He shall be subject to the control of the Board of Directors and to the powers of the chief executive officer of the Corporation.

SECTION 8. *Assistant Treasurers.* Any Assistant Treasurer shall perform such duties as the Treasurer or the chief executive officer of the Corporation or the Board of Directors may from time to time assign to him.

SECTION 9. *Secretary.* The Secretary shall have the care and custody of the seal and minute books of the Corporation and shall have such powers and perform such duties as are incident to the office of Secretary or as may, from time to time, be specified by the Board of Directors. He shall be subject to the control of the Board of Directors.

SECTION 10. *Assistant Secretaries.* Any Assistant Secretary shall perform such duties as the Secretary or the chief executive officer of the Corporation of the Board of Directors may from time to time assign to him.

SECTION 11. *Controller.* If a Controller shall have been elected, he shall be the chief accounting officer of the Corporation and shall have such powers and perform such duties as may, from time to time, be specified by the Board of Directors or the chief executive officer of the Corporation.

SECTION 12. *Auditor.* If an Auditor shall have been elected, he shall have full charge of the auditing of all accounts of every kind, subject to the control of the Board of Directors, and shall also perform such other duties as the Board of Directors or the chief executive officer of the Corporation may from time to time direct.

SECTION 13. *Chief Tax Officer.* The Chief Tax Officer shall have responsibility for all tax matters of the Corporation, subject to control of the Board of Directors, and shall have such powers and perform such other duties as the Board of Directors or the chief executive officer or the chief financial officer may from time to time direct.

ARTICLE IV

CAPITAL STOCK

SECTION 1. *Certificates of Shares and Uncertificated Shares.* The shares of each class of the capital stock of the Corporation shall be represented by certificates or shall be uncertificated. Each registered holder of shares, upon request to the Company, shall be provided with a certificate of stock representing the number of shares owned by such holder. Certificates of stock shall be issued in such forms, not inconsistent with law or with the Certificate of Incorporation or other certificate filed pursuant to law, as shall be approved by the Board of Directors.

SECTION 2. *Transfers of Shares of Stock.* Transfers of shares shall only be made upon the books of the Corporation by the holder in person, or by the power of attorney duly executed and filed with the Corporation, and on the surrender and cancellation of the certificate or certificates of such shares properly assigned.

The Board of Directors shall have power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration of certificates of shares in the capital stock of the Corporation.

SECTION 3. *Record Dates.* For the purpose of determining the Stockholders entitled to notice of or to vote at any meeting of Stockholders or any adjournment thereof, or for the purpose of determining Stockholders entitled to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action, the Board may fix, in advance, a date as the record for any such determination of Stockholders. Such date shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action.

SECTION 4. *Lost Certificates.* No certificate of shares in the capital stock of the Corporation shall be issued in place of any certificate alleged to have been lost, stolen or destroyed, except on delivery to the Corporation of a bond of indemnity, against such lost, stolen or destroyed certificate, with such surety or security, if any, as shall be approved by the Treasurer or Secretary. Proper and legal evidence of such loss, theft or destruction shall be produced to the Treasurer or Secretary, if they require the same. The Treasurer or Secretary may (except as otherwise provided in any agreement executed and delivered on behalf of the Corporation and authorized by the Board of Directors) in their discretion refuse to issue such new certificate, save upon the order of the court having jurisdiction in such matters.

ARTICLE V

DIVIDENDS

Dividends may be declared and paid out of funds of the Corporation legally available therefor as often and at such times and to such extent as the Board of Directors may determine, consistent with the provisions of the Certificate of Incorporation or other certificate filed pursuant to law.

ARTICLE VI

SEAL

The seal of the Corporation shall consist of a flat–faced circular die with the name of the Corporation in a circle and the year of its incorporation in the center.

ARTICLE VII

WAIVER

Any notice required by the By–Laws of the Corporation to be given to Directors or Stockholders for any meeting may be waived by any Director or Stockholder in writing, signed by such Director or Stockholder or by his attorney thereunto authorized, and filed with the Secretary of the Corporation.

ARTICLE VIII

CHECKS, DRAFTS, NOTES, ETC.

Funds of the Corporation on deposit with banks shall be disbursed by checks or drafts signed by such officer or officers as the Board of Directors from time to time designate or by such person or persons as shall from time to time be designated either by the Board of Directors or by such officer or officers as the Board shall from time to time authorize so to do. Notes, drafts, acceptances, bills of exchange, or other obligation for the payment of money (other than checks and drafts on banks with which the Corporation has funds on deposit) made, accepted, or endorsed, shall be signed by such officer or officers or person or persons as the Board of Directors shall from time to time designate.

ARTICLE IX

INDEMNIFICATION

The Corporation shall indemnify each Officer or Director who is made, or threatened to be made, a party to any action by reason of the fact that he or she is or was an Officer or Director of the Corporation, or is or was serving at the request of the Corporation in any capacity for the Corporation or any other enterprise, to the fullest extent permitted by applicable law. The Corporation may, so far as permitted by law, enter into an agreement to indemnify and advance expenses to any Officer or Director who is made, or threatened to be made, a party to any such action.

ARTICLE X

AMENDMENTS

These By–Laws, or any of them, may be altered, amended, or repealed, and new By–Laws may be adopted, at any annual meeting of the Stockholders, or at any special meeting called for that purpose, by a vote of a majority of the shares represented and entitled to vote thereat. The Board of Directors shall have the power, by a majority vote of the whole Board, to alter or amend or repeal these By–Laws, but any such action of the Board of Directors may be amended or repealed by the Stockholders at any annual meeting.

I, ______________________________, a duly appointed Assistant Secretary of International Paper Company, a corporation duly organized and existing under the laws of the State of New York, hereby certify that the foregoing comprises a true and complete copy of the By-Laws of said International Paper Company as amended to the date hereof, and that the same in force and effect.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the corporate seal of said International Paper Company this __day of _________, 20__.

Assistant Secretary of International Paper Company

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

February 5, 2007

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: Response to International Paper Company's Request for No-Action Advice Concerning the International Brotherhood of Teamsters General Fund's Shareholder Proposal

Dear Sir or Madam:

The International Brotherhood of Teamsters General Fund ("Fund") hereby submits this letter in reply to International Paper Company's ("International Paper" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance staff ("Staff") concerning the Fund's Director Election Majority Vote Standard shareholder proposal ("Proposal") and supporting statement submitted to the Company for inclusion in its 2007 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

International Paper Has Not Substantially Implemented the Proposal

The Company argues that the Proposal may be excluded under Rule 14a-8(i)(10) because it has substantially implemented the Proposal. The Company states:

> Precedent under Rule 14a-8(i)(10) confirms that the standard for determining whether a proposal has been 'substantially implemented' is not dependent on the means by which implementation is achieved...
>
> Thus, under Rule 14a-8(i)(10), the Staff does not evaluate whether a company has implemented a proposal in the manner preferred by the proponent, but instead the Staff evaluates whether the relevant policies, practices and procedures of the company 'compare favorably' with what would be achieved under the proposal.

A review of the Company's actions -- its "policies, practices and procedures"—demonstrates that they do not compare favorably with what would be achieved under the Proposal.

The Proposal states:

> RESOLVED: The shareholders of International Paper Company ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of Board seats.

Now contrast what the Company has done. The Company's Board of Directors amended its By-Laws on October 10, 2006 to provide:

> In any non-contested election of directors, any director nominee who receives a greater number of votes 'withheld' from his or her election than votes 'for' his or her election, of the votes cast by ballot or by proxy by the holders of the Common stock at such election, shall immediately tender his or her resignation, and the Board of Directors will decide, through a process managed by the Governance Committee and excluding the nominee in question, whether to accept the resignation at its next regularly scheduled Board meeting.

policy, but the Staff has consistently ruled that adoption of a director resignation policy under a plurality vote standard does not satisfy its burden under Rule 14a-8(i)(10) of demonstrating substantial implementation of a proposal requesting adoption of a majority vote standard. See, e.g., *Peabody Energy Corporation* (avail. Feb. 13, 2006); *EMC Corporation* (avail. Feb. 7, 2006); *Gannett Co., Inc.* (avail. Jan. 10, 2006.)

The precedent clearly establishes that a director resignation policy does not suffice to prove substantial implementation under Rule 14a-8(i)(10). Ironically, the Company argues that the standard for determining whether a proposal has been substantially implemented is not dependent on the means by which implementation is achieved. Yet, the only distinction between the director resignation policies unsuccessfully offered up as purported evidence of substantial implementation under 14a-8(i)(10), and the Company's policy is that it is included in a bylaw rather than a corporation governance guideline or policy.

As the Company correctly notes, "Precedent under Rule 14a-8(i)(10) confirms that the standard for determining whether a proposal has been 'substantially implemented' is not dependent on the means by which implementation is achieved… " However, implementation does have to be achieved and that is why the Company's argument must fail.

Moreover, the Company acknowledges that its vote standard does not substantially implement the Proposal whenever a new nominee runs for the Board of Directors. It states: "The only time that the processes vary under the Majority Voting By-law and the Majority Vote Election Provision is in the relatively unusual case of a director nominee who is not already serving as a director." First, it cites no evidence that new nominees are "relatively unusual." International Paper's most recent proxy statement was issued March 29, 2006. Of the six nominees to its Board of Directors, Messrs. John L. Townsend, III, John F. Turner, and Alberto Weisser had all been appointed to the Board within the past year, and two of them – Messrs. Townsend and Weisser – after January 1, 2006. While it is true that the directors elected them prior to the 2006 annual meeting, that does not mean that in the future a non-incumbent director nominee could not run for the board. And, as the Company acknowledges, in such a situation its bylaw and the Proposal's do not compare favorably at all.

In its request for no-action relief, the Company summarizes its actions. It states:

> The Majority Voting By-Law adopted by International Paper utilizes a majority vote standard [footnote 4], gives significance to any failure of a director nominee to receive a majority affirmative vote for his or her election by requiring the director to tender his or her resignation, and provides for a post-election role for the Board in determining the nominee's status.
>
> [Footnote 4 provides in pertinent part: Although phrased differently, the voting standard under the Proposal and under International Paper's Majority Voting By-Law are the same: a majority of the votes cast.]

We respectfully submit that the Company's assertion is incorrect: the voting standard under the Proposal and under International Paper's Majority Voting By-Law are not the same. Our Proposal's vote standard "provide[s] that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders." The Company's vote standard as established in its recently amended bylaw is a plurality standard with a director resignation policy. Under the Proposal, nominees need a majority of the votes cast to be elected director. Under the Company's version, nominees failing to receive a majority vote are elected director, but then must tender their resignation.[1] Characterizations aside, the Company's bylaw continues to allow directors to be elected under a plurality vote standard – the New York default.

The New York Business Corporations Act provides in Article 6 (Shareholders) section 614. Vote of Shareholders subpart (a): "Directors shall, except as otherwise required by this chapter or by the certificate of incorporation as permitted by this chapter, be elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares entitled to vote in the election." The Company's amended bylaw does not change the legal majority vote standard from the default plurality standard established by New York law. The amended bylaw does contain a director resignation

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[1] The Company acknowledges its vote standard is completely different from the Proposal when it states that "if a director fails to win a majority of affirmative votes for his or her election, the director is elected to the Board" but must then tender his resignation. As we discuss below, the Staff has consistently rejected the argument that there is no difference between being legally elected as a director who must then tender his or her resignation and not being elected at all.

The clear focus of the Proposal is the request that the Company change its legal director election vote standard from a plurality vote standard to a majority of votes cast standard. The Proposal does not seek to proscribe any particular post-election treatment of directors that fail to be elected under the majority vote standard. The Company presumes – incorrectly – that the intent of the Proposal is to compel a certain outcome when a director nominee fails to receive a majority of the vote cast.

In fact, the Proposal is not focused on achieving a certain election outcome, but on giving shareholders a legally significant vote in the election of directors by asking the Board to initiate an amendment to the bylaws or certificate that provides a majority vote standard will be the legal standard for being elected director. The adoption of a majority vote standard would provide Company shareholders a vote in director elections that has a legal consequence. Director nominees that fail to receive a majority of the vote cast would not be elected or re-elected. The Company's bylaw amendment calling for the resignation of a director legally elected despite receiving a certain "withhold" vote under a plurality vote standard is a fundamentally different proposition. The Proposal intends exactly what it says, that the legal standard for director elections be a majority vote. The director resignation bylaw fails to accomplish that end.

Conclusion

For all these reasons we believe the Company has failed to satisfy its burden of persuasion under Rule 14a-8(i) (10) and its request should be denied.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/no
Enclosure

RESOLVED: The shareholders of International Paper Company ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of Bboard seats.

SUPPORTING STATEMENT: To provide shareholders a meaningful role in director elections, our Company's director election vote standard should be changed to a majority vote standard. A majority vote standard requires that nominees receive a majority of the votes cast in order to be elected. The standard is well suited for director elections in which only Board nominated candidates are on the ballot. A majority vote standard in Board elections establishes a challenging vote standard for Board nominees and improve the performance of individual directors and entire boards. Our Company presently uses a plurality vote standard in all director elections. Under the plurality vote standard, nominees for the Board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from nominees.

In 2004, over 30 percent of shareholders withheld their vote from Mr. W. Craig McClelland, a significant vote of no confidence, yet even if 70 percent of shareholders had withheld support; Mr. McClelland would still have been elected under the current system.

In response to strong shareholder support for a majority vote standard in director elections, an increasing number of companies, including Intel, Dell, Motorola, Gannett, and Supervalu, have adopted a majority vote standard in company bylaws. Additionally, these companies have adopted bylaws or policies to address post-election issues related to the status of director nominees that fail to win election. Our Company has not established a majority vote standard in Company bylaws, opting only to establish a post-election director resignation policy on October 10, 2006.

The Company's director resignation policy simply addresses post-election issues, establishing a requirement for directors to tender their resignations for Board consideration should they receive more "withhold" votes than "for" votes. These resignations polices, coupled with continued use of a plurality vote standard, are an inadequate response to the call for adoption of a majority vote standard.

The establishment of a meaningful majority vote policy requires adoption of a majority vote standard in the Company's governance documents, not the retention of the plurality vote standard. A majority vote standard combined with the Company's current post-election director resignation policy provides the Board a framework to address the status of director nominees who fail to be elected. The combination of a majority vote standard with a post-election policy establishes a meaningful right for shareholders to elect directors, while reserving for the Board an important post-election role in determining the continued status of an unelected director.

We urge shareholders to vote **FOR** a majority vote standard.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Paper Company
Incoming letter dated January 12, 2007

The proposal requests that the board initiate the appropriate process to amend the company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

We are unable to concur in your view that International Paper may exclude portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that International Paper may omit portions of the supporting statement from its proxy statement in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that International Paper may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that International Paper may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Ted Yu
Special Counsel

END